    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 1999

                                                           REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
    FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                              ---------------------

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
   (Exact name of issuer of deposited securities as specified in its charter)

                              ---------------------

                                      N.A.
                  (Translation of issuer's name into English)

                              REPUBLIC OF SINGAPORE
            (Jurisdiction of incorporation or organization of issuer)

                              ---------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 111 WALL STREET
                            NEW YORK, NEW YORK 10043
                                 (212) 657-5100
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                              ---------------------

                   CHARTERED SEMICONDUCTOR MANUFACTURING, INC.
                              1450 McCANDLESS DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 941-1100
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              ---------------------

                                   Copies to:

           JON L CHRISTIANSON,ESQ.                  CHRISTOPHER L. KAUFMAN, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP           MICHAEL W. STURROCK, ESQ.
          EAST WING OFFICE, LEVEL 4                       LATHAM & WATKINS
          CHINA WORLD TRADE CENTER                        20 CECIL STREET
          1 JIAN GUO MEN WAI AVENUE                  #25-02/03/04 THE EXCHANGE
            BEIJING 100004, CHINA                         SINGAPORE 049705
                                                           (65) 536-1161

                              ---------------------

       It is proposed that this filing become effective under Rule 466:

                          [ ] immediately upon filing.

                            [ ] on (Date) at (Time).

  If a separate registration statement has been filed to register the deposited shares, check the following box: [X]

                         CALCULATION OF REGISTRATION FEE

        Title of Each Class of            Amount to be      Proposed Maximum       Proposed Maximum            Amount of
      Securities to be Registered          Registered      Aggregate Price Per    Aggregate Offering       Registration Fee
                                                                 Unit(1)               Price(1)
American Depositary Shares, evidenced
by American Depositary Receipts, each      100,000,000            $0.05              $5,000,000.00             $1,390.00
representing 10 ordinary shares, par value
S$0.26 each, of Chartered Semiconductor
Manufacturing Ltd

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary

     Receipts evidencing American Depositary Shares.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.




The Prospectus consists of the form of
American Depositary Receipt included
as Exhibit A to the Deposit Agreement
filed as Exhibit (A) to this Registration
Statement, which is incorporated herein
by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              CROSS REFERENCE SHEET

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                       LOCATION IN FORM OF AMERICAN
                                                                       DEPOSITARY RECEIPT ("RECEIPT")
ITEM NUMBER AND CAPTION                                                FILED HEREWITH AS PROSPECTUS

1.     Name of depositary and address of its principal                 Face of Receipt -  Introductory paragraph. executive
       office.


2.     Title of Receipts and identity of deposited                     Face of Receipt - Top center and securities.
       securities.


       Terms of deposit:

       (i)    The amount of deposited securities                       Face of Receipt - Upper right corner.
              represented by one American Depositary
              Share

       (ii)   The procedure for voting, if any, the                    Reverse of Receipt - Paragraphs (16) and deposited
              securities                                               (17).

       (iii)  The collection and distribution of                       Face of Receipt - Paragraphs (7), (10) and
              dividends                                                (11). Reverse of Receipt - Paragraphs (14),(16),(18)
                                                                       and (23).

       (iv)   The transmission of notices, reports and                 Face of Receipt - Paragraph (13).
              proxy soliciting material                                Reverse of Receipt - Paragraphs (17),(21),(22) and (23).

       (v)    The sale or exercise of rights                           Face of Receipt - Paragraphs (3), (7),(9) and (11).
                                                                       Reverse of Receipt - Paragraph (14).

       (vi)   The deposit or sale of securities resulting              Face of Receipt - Paragraph (3).
              from dividends, splits or plans of reorganization        Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination                      Reverse of Receipt - Paragraphs (21), (22) and (23).
              of the deposit agreement


                                                                       LOCATION IN FORM OF RECEIPT
ITEM NUMBER AND CAPTION                                                FILED HEREWITH AS PROSPECTUS

      (viii) Rights of holders of Receipts to inspect                  Face of Receipt - Paragraph (13).
             the transfer books of the Depositary
             and the list of holders of Receipts

      (ix)   Restrictions upon the right to deposit or                 Face of Receipt - Paragraphs (2), (3),
             withdraw the underlying securities                        (7), (8), (9) and (11). Reverse of Receipt -
                                                                       Paragraphs (24) and (25).

      (x)    Limitation upon the liability of the                      Face of Receipt - Paragraph (11).
             depositary                                                Reverse of Receipt - Paragraphs (14) and (19).

3.     Fees and charges which may be imposed                           Face of Receipt - Paragraphs (7) and
       directly or indirectly on holders of Receipts                   (10).


ITEM 2. AVAILABLE INFORMATION

       Upon declaration of the effectiveness of this Registration Statement, Chartered Semiconductor Manufacturing Ltd will be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, and, accordingly, will file certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and documents can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's New York City office located at Seven World Trade Center, 13th Floor, New York, New York 10048.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

          (a) Form of Deposit Agreement (including the Form of American Depositary Receipt) by and among Chartered Semiconductor Manufacturing Ltd, Citibank, N.A., as Depositary, and all holders and beneficial owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder (the "Deposit Agreement"). ___ Filed herewith as
     Exhibit 4.

          (b) Any other agreement to which the depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

          (c) Every material contract relating to the deposited securities between the depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

          (d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the depositary, as to the legality of the securities to be registered. ___ Filed herewith as Exhibit 5.

          (e) Certificate under Rule 466. ___ None.

          (f) Powers of attorney for certain officers and directors and the authorized representative of the issuer in the United States. ___ Set forth on the signature pages hereto.

ITEM 4. UNDERTAKINGS

          (a) The depositary hereby undertakes to make available at the principal office of the depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          (b) If the amount of fees charged is not disclosed in the prospectus, the depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of October, 1999.

                           Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing 10 ordinary shares, par value S$0.26 each, of Chartered Semiconductor Manufacturing Ltd

                           CITIBANK, N.A., solely in its capacity as depositary

                           By: /s/ Nancy Lissemore
                               -------------------------
                               Name:  Nancy Lissemore
                               Title:    Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Republic of Singapore, on this 8th day of October, 1999.

                                          CHARTERED SEMICONDUCTOR
                                          MANUFACTURING LTD

                                          By:      /s/ CHIA SONG HWEE
                                            ------------------------------------
                                            Name: Chia Song Hwee
                                            Title: Chief Financial Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Barry Waite, Chia Song Hwee, Sum Soon Lim and Lim Ming Seong as attorneys-in-fact with the power of substitution, for him or her in any and all capacities, to sign any amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting to said attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-facts or each of them individually, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated:

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----

                    /s/ HO CHING                          Chairman of the Board       October 8, 1999
-----------------------------------------------------
                      Ho Ching

                 /s/ LIM MING SEONG                    Deputy Chairman of the Board   October 8, 1999
-----------------------------------------------------
                   Lim Ming Seong

                   /s/ BARRY WAITE                         President and Chief        October 8, 1999
-----------------------------------------------------  Executive Officer (principal
                     Barry Waite                            executive officer)

                 /s/ CHIA SONG HWEE                      Chief Financial Officer      October 8, 1999
-----------------------------------------------------    (principal financial and
                   Chia Song Hwee                          accounting officer)

                  /s/ SUM SOON LIM                               Director             October 8, 1999
-----------------------------------------------------
                    Sum Soon Lim

               /s/ JAMES H. VAN TASSEL                           Director             October 8, 1999
-----------------------------------------------------
                 James H. Van Tassel

                 /s/ AUBREY C. TOBEY                             Director             October 8, 1999
-----------------------------------------------------
                   Aubrey C. Tobey

                      SIGNATURE                                   TITLE                     DATE
                      ---------                                   -----                     ----
             /s/ ROBERT EDMUND LA BLANC                          Director             October 8, 1999
-----------------------------------------------------
               Robert Edmund La Blanc

                  /s/ ANDRE BORREL                               Director             October 8, 1999
-----------------------------------------------------
                    Andre Borrel

               /s/ CHARLES E. THOMPSON                           Director             October 8, 1999
-----------------------------------------------------
                 Charles E. Thompson

                  /s/ KOH BENG SENG                              Director             October 8, 1999
-----------------------------------------------------
                    Koh Beng Seng

                 /s/ TSUGIO MAKIMOTO                             Director             October 8, 1999
-----------------------------------------------------
                   Tsugio Makimoto

               /s/ THOMAS H.R. GURNEE                  Authorized Representative in   October 8, 1999
-----------------------------------------------------       the United States
                 Thomas H.R. Gurnee

                                INDEX TO EXHIBITS


EXHIBIT    DOCUMENT

4          Form of Deposit Agreement

5 Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the depositary, as to the legality of the securities to be registered